UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2017

Commission File Number:  000-51848

Avricore Health Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Suite 810 - 789 West Pender Street Vancouver, BC V6C 1H2 CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F xo Form 40-F o

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes o No x

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes o No x

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes o No x

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit 99.1 Financial Statements

Exhibit 99.2 Management Discussion and Analysis

Exhibit 99.3 CEO Certification

Exhibit 99.4CFO Certification

Exhibit 99.5News Release

Exhibit 99.6News Release

Exhibit 99.7Material Change Report

Exhibit 99.8News Release

Exhibit 99.9Material Change Report

Exhibit 99.10Notice of Shareholder Meeting

Exhibit 99.11Form of Financial Statement Request Form

Exhibit 99.12Information Circular

Exhibit 99.13Form of Proxy

Exhibit 99.14News Release

Exhibit 99.15News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 4, 2019	AVRICORE HEALTH INC.

By: /s/ Kevin Strong
Kevin Strong
Chief Financial Officer